Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

Howard Dorman

Good morning, everybody. Today is Tuesday, April the 6th, two thousand twenty one, and I hope all of you out there are safe and healthy as spring is upon us. Welcome to Mazars Food for Talk, where we take a deep dive into food and beverage industry impacts and trends. I am your host, Howard Dorman, the national practice co-leader of the Food and beverage sector, Mazars USA.

Howard Dorman

We are an independent member firm of the Mazars Group and International Audit, Tax and Advisory Organization. With operations in 90 countries providing seamless access to twenty-four thousand professionals around the world, our industry specialists deliver tailored services to a wide range of clients. Across many sectors, our food and beverage sector provide solutions and connectivity for the food and beverage community with a dedicated team of over 30 professionals on behalf of myself, my family at home and my family at Mazars, our thoughts and prayers go out to everybody during this pandemic crisis, it has touched all of us in so many different ways. So today we have a very special guest, Marc Oshima, co-founder and chief marketing officer of AeroFarms. If you don't know who AreoFarms is, fasten your seat belt for the next 30 minutes and you'll learn a lot. Marc and his company have been good friends of the firm. We've been able to share the podium on many occasions, and I must say selfishly, I'm a big fan of the company.

Howard Dorman

So AeroFarms, founded in two thousand four, is on a mission to grow the best plants possible for the betterment of humanity. They are a mission driven company certified B corporation and proud to be named one of the world's most innovative companies by the Fast Company three years in a row and one of Time's two thousand nineteen best inventions. Their patented award-winning aeroponic technology, provides perfect conditions for healthy plants to thrive, taking indoor vertical farming to new heights with a new level of precision, productivity with minimal environmental impact.

Howard Dorman

We see here where horticulture intersects with biotech, engineering, data, science and nutrition, making a talented, multiple, multiple disciplinary team and a world of changes. Their proven approach is being used in several locations currently you can find their retail brand, Dream Greens, at Whole Foods, Shoprite and other retail outlets. The timing could not be better, as within the last two weeks, AeroFarms has entered into an agreement and a plan, a merger with Spring Valley Acquisition Corp, a special purpose acquisition company, ASPAC, upon closing the transaction with the next few months, AeroFarms will become publicly traded on Nasdaq under the new ticker symbol, ARFM. The combined entities will be led by David Rosenberg, co-founder and CEO of AeroFarms.

Howard Dorman

Marc has been with Aero since the beginning. Extensive background in food and beverage. So, Marc, now it's time for me to stop talking. And I want to thank you very much for taking time of your busy day. So much to talk about. So little time. So how is how are you today? How is your background, Marc helped you get to where you are now?

Marc Oshima

Well, first, Howard, thank you for that intro and thank you for having us.

Marc Oshima

We are very appreciative of the work we've been able to do over the years together. And we appreciate this opportunity to share more details about what we're doing with AeroFarms, specifically for your question on my background. It's a reminder that farming is really challenging and it takes a village. And we think about even going back to our three co-founders, but more importantly, our expanded executive leadership team we have expertise in so many different areas and disciplines. And so my background, as you mentioned, has been in the world of food and head of the marketing for supermarket chains, specialty food retailers. I first started in brand management, spent many years at L'Oreal, but even had some time at Kraft. And so it's really important to think about when we think about our business, our business model, what is the right strategy in terms of our go to market? Where are the products that we grow? What are the consumer insights? And then more importantly, how do we effectively partner with our selling partners? And so my background and experience have been really literally on both sides of the aisle. Both the retailer and the vendor gives us a very unique perspective in terms of understanding, again, how do we make a very collaborative approach to overall category management? How do we think about the importance that fresh produce plays in terms of frequency of visit and shopper market basket size? This is a very strategic category for retail overall in terms of fresh, fresh committer, and we're excited to work closely there. So my background is one of many things that we think about AeroFarms and we think about that expertise you mentioned our CEO, co-founder David Rosenberg, has background in Clean Tech and is really thinking about, again, how do we set a new path here? We're mission driven organization. We're thinking about all the stakeholders environment. He had the first ever cradle-to-cradle certified product, which is, again, how do you eliminate waste? And so this is built into the DNA of the organization. We are a certified B corporation, so we have a transparent scorecard of how we're doing for the environment and societal factors creating year round employment, jobs and then the science approach. We have actually developed a very unique way of growing indoors.

Marc Oshima

We talk about indoor vertical farming. As you can see in the image behind me, this is one of our different farms that we have. It's our ability to be able to enable local production, grow year round, high quality products. And really what we've been able to do is now we're a team of 170 people. It's his expertise around growing that we've extended into what we're calling a platform approach that we can extend into other categories. So even within the world of food, we're talking about berries. We announced a major partnership there with Hortifrut, which is the largest berry maker, grower, marketer, distributor in the world, and about specifically growing specific varieties, and how do we commercialize these products by growing indoors as well. And so this is in response to the macro challenges. So a lot more to share. But just want to give you a little bit of sense of my background and your immediate question in terms of the relevancy of the food and the marketing and understanding, how do we go to market?

Howard Dorman

I mean, I think the key also is the velocity of change that we've gone through, right, with customer with consumer needs and wants the element that the ESG and and saving the environment is playing a lot into it. So your lead in was great on the market facing piece of it. But let's talk about what sets AeroFarms apart from other other farming, outdoor farming, things like that. So as part of your mission, Mark, can you share that with us?

Marc Oshima

Yeah, when we think about these macro challenges that we're facing, it's not only the spotlight of Covid and we'll talk a little bit more about that, but we're talking about fresh water is our most precious resource between droughts, lack of water. Seventy percent of fresh water goes agriculture. 70 percent of the pollution is coming from agriculture due to the overuse of pesticides, overuse of fertilizer. We need to think very differently about how do we go to market.

Marc Oshima

We're able to grow using aeroponics and indoors with a close up system. Growing up to ninety five percent less water than the field and 40 percent less than even hydroponics. And so this is, again, one of these things that we think about constantly. How do we do more with less? And water is a big part of that equation. But this whole idea, we've lost a third of our arable land the last 40 years due to development, due to lack of the stripping out the soil and the nutrients that we need to be able to think differently.

Marc Oshima

We need to allow time for that soil to remediate. And so this way of growing, we able to give not only the water, but also targeted nutrients of what the plant needs. And we think about those macro micronutrients. And so just give you a little a sense of the productivity. We're able to have up to over three a 90 times greater productivity per square foot due to the vertical nature, but also due to the faster growing cycle. So, for example, for baby leafy greens, that out in the field may take 30 to forty five days to grow. And the variable there is the sun, time of year we can actually grow in 12/14 days. So we're talking about a half or even a third of the time. And this is really transforming what we think about agriculture, how to have year-round production and again, how to have the right kind of productivity. So fundamentally, doing more with less is part of our DNA.

Howard Dorman

And also the way that your platform is created, you're servicing communities. So logistics come into play. You don't have to worry about weather and other other things that can affect delivery to your stores and things of that nature.

Marc Oshima

Yeah, again, that's definitely with Covid. We saw a big spotlight in terms of, you know, again, the interdependency. I mean, our food chain is very, very complex and a lot of different touch points here in the US. We have central production primarily coming out of California or Arizona depending on the time of the year. And again, this idea of enabling local production, putting the farms into the communities are global headquarters right here in Newark, New Jersey.

Marc Oshima

We're able to service the entire New York metro market and the entire tri state area. We really have a footprint from Maryland to Connecticut right now and excitement around the product. And so we are working closely with our selling partners. Not only you mentioned the Whole Foods and Fresh Direct, but also online like fresh tracks that Amazon fresh, also working with a great distributor partner, Baldor. And fundamentally, it's about how do we address that last mile and getting the product to where the community is. And so this is really just in time growing. So we're talking about a much more efficient way of approaching the market, very different paradigm than traditional farming where you grew. It took it to the market, helped to sell it. Everything that you see behind me is planted with a specific customer mind. And so it can be a lot more efficient from that standpoint as well.

Howard Dorman

So for those of you who can't see it, you can certainly Google AeroFarms and see what the prototype looks like. Marc, would this be the prototype going forward on all of your vertical farms to look look like this, the size of it and everything else?

Marc Oshima

This has been one of the exciting areas for us in terms of, again, how do we think even more broadly than we've been doing? We've been transforming agriculture. You mentioned the history going back to two thousand four. We're already up to what we call model five technology. We're working on model six, model seven. So next generation work. And so we've had to evolve our thinking on a huge part of our initial initial thesis was repurposing abandoned buildings. So there's a lot of modularity to our farming and how we think about the systems and what kind of buildings can go into. We've evolved our thinking at the entire building now is a growing system and so much, much larger scale production.

Marc Oshima

We've announced plans for our next farm down in Virginia to be about one hundred forty thousand square feet. So twice the size that we have in Newark. And to give you a sense of the work we're doing, we're talking about this platform research, the R&D and that expertise we actually have a whole different division in business development division for Aero Farms that's doing proprietary research with Fortune 500 companies, helping them solve their ag supply chain needs. And so we actually are building in the UAE in Abu Dhabi in ninety thousand square foot facility that will be dedicated just to R&D and helping solve these broader issues. And so exciting outlook for us in terms of the work we're doing, the kind of impact on our you know.

Howard Dorman

One thing you guys have done is you've been in the forefront of the ESG and I don't want to call it a movement because it's, but is it going to stay? You know, is it something because of a change in administration that all of a sudden there's a push? I think you see webinars...

Marc Oshima

No, no, this is this is exciting for us. And the work we've been doing, it's really nonpartisan. It predates multiple administration changes and it deals fundamentally with bigger issues in terms of, again, either with the drought's access to arable land. We have more challenges than ever before, more pest pressure out in the field, so we need a new paradigm. You factor in things like increasing population. How do we feed 10 billion people by 2050? Think about increasing urbanization.

Marc Oshima

Two thirds of people will be living in the cities. And so, again, how can we think differently about where we put the farms and how we kind of think about addressing that last mile is so critical in terms of being efficient from the work we're doing. And you're right, ESG. I mean, for us, this has been built into our DNA from day one. And so when we talk about the work we're trying to do, it's not just within the walls of AeroFarms.

Our CEO David Rosenberg has been very involved with the circular economy. AeroFarms has been involved with the Ellen MacArthur Foundation circular economy one hundred for for many, many years since it was formed. But with World Economic Forum, David actually co-chairs and has co-chaired the Circular Economy Task Force. So this idea of how to eliminate waste, how to make it productive, these are things that we've been doing at a much broader level in terms of the global impact.

Marc Oshima

David's also been very involved with the B20 that forms G20. Again, how do we think about what's needed to help foster technology with what's needed to help foster innovation and more importantly, commercialization? And so we're working hand in hand with government, with policymakers to think more broadly about an industry movement. And this is what's needed in terms of, again, we need new paradigms, we need multiple people, multiple companies. We hope to be helping to be a catalyst for that as well.

Howard Dorman

Do you foresee, I mean, I guess, becoming a public company, your your standards now just have to rise? Do you does a company issue now a corporate sustainability report? Do they get anything?

Marc Oshima

We already have, and this is why we went to do become a certified corporation several years ago, we were one of the first farming commercial farm to do so. And what's important here is that there's a transparent scorecard about how you're doing with community, with your team members, with your product, and thinking again about there's key measurements about where you're doing.

Marc Oshima

And this is broader and why we thought this is really important. This is much broader than just say, for example, the organic certification, which was important from a land stewardship standpoint, but it doesn't go far enough. Right. And so you need to think about the societal factors. We need to think about how business can be a force for good. And so other B Corps members or think companies like Patagonia or Stonyfield or Danone, even within the world of food and thinking, again, we need to come together. This is not an either or proposition. This is we have to do both and we have to be cognizant of the cost externality and the cost of doing business. But more importantly, this is good business.

Howard Dorman

You know, you talk about the cost of doing business. Look what's happening now in Florida with this travesty of the of the reservoir, the toxic reservoir. And I think they found a way out. Just dump the water into the bay and it will be done. So so, you know...

Marc Oshima

a good appreciation of long term consequences...

Howard Dorman

That's long term, right? That's that's the foresight. So. So on behalf of the consumer, thank you for being an upstander on this. And, you know, soon you'll go for assurance because the next step with the sustainability is to have your data audited, non-financial audit. So we'll be looking forward to seeing that. One last piece on the ESG is how you serve the community. I know. You know, can you talk a little bit about what you're doing in Newark with the community and and how that's been working out for the company?

There are a number of multiple touch points that we have when the community first and foremost, it's about partnering. We have fantastic relationships with the city of Newark. Mayor Baraka, before that had been Mayor Booker. Now, Senator Booker, Senator Menendez, in terms of the broader state. So this is really important about, again, public private partnerships coming together and thinking about how do we create jobs and how do we create these year-round employment. This is putting a very different face in terms of farming.

This is not seasonal work. Again, this ability to grow indoors is giving that job security, its fair wages, fair benefits and career opportunities. You know, people really hadn't been thinking about farming, but this is really thinking about manufacturing has disappeared from the cities. And so this is an opportunity to breathe new life back into abandoned manufacturing facilities and think about, again, how to be a catalyst for economic change within those cities. And then, you know, what we're really excited about is the work we do.

Marc Oshima

We've partnered early on with economic development groups like the Ironbound Community Corporation in terms of being able to identify and recruit team members. We have worked closely with the New Jersey reentry program, providing second chance opportunities for people who've been previously incarcerated. We also think about the work we've been doing on the schoolfront in Newark. We've had a working farm, an inner city school, Phillips Academy Charter School for 10 years now, and it's operated by the students for for the students. And so they created an amazing connection with their food. But it's right in their dining hall. So it's the shortest farm to table experience around for those students. And they get a chance to see how their food is grown. And the best thing about it is that they eat it because they've grown it, they're attached to it. It's no longer this foreign thing that's on the shelf. And so they're able to integrate it. And we've been able to think about how do we extend that work.

Marc Oshima

We're looking at how do we have more impact with school programs. But one of the programs we announced this past year is a partnership we're doing with the World Economic Forum, and they're Healthy Cities and Communities Initiative and the city of Jersey City. Here, we're going to be putting 10 different community farms into different municipal buildings, including things like city hall or senior assisted living or schools. And the food that's we're going to grow in these community farms be given to the community for free.

Marc Oshima

So this is an exciting opportunity as a company. Our focus is on large scale commercial farms, but we're thinking about always these stakeholders. These community farms are another opportunity to have a major impact in terms of making that connection with the food.

Howard Dorman

That's great. That's that's that's great stuff to hear, Marc. Can we go back to the supply chain a little bit? You know, we've had the opportunity the last couple of over the last year to speak to other providers, for example, BlueNalu, who's supplementing the supply chain on the seafood side, ideal farming.

Howard Dorman

So what is the end game? I mean, we're not going to replace the farms, are we? Hopefully not. Not within my lifetime. How big is the market and maybe how many different types SKUs? Is that the right word? How many different types of leafy greens do you produce right now that you sell into the market?

Marc Oshima

Yeah, well, I think you're you're highlighting when you see and you've talked a little bit about and you've put a spotlight on some of the great companies in other industries. And this is a bigger challenge that we're facing overall. But this is working in concert with what we're doing in the traditional means of growing or animal production or fisheries. It's it's thinking about, again, how do we supplement what's happening there? But really what we're trying to do is, is unlock more opportunities.

Marc Oshima

I mean, we've grown over five hundred and fifty different types of varieties. And so for us, that's incredibly exciting in terms of how we think about unlocking more value for the company, more categories, more verticals. So it's no longer just going about the category of food. It's about it could be pharmaceutical, cosmetically nutraceutical, anything, plant based. We're able to think about how do we have an impact? And it's much broader than just even the work of growing.

Marc Oshima

We're doing work on the on the genetic side, the postal service side. How do we optimize the plants for performance? And so this is a huge area. So, you know, if all we did was leafy greens, it's over a billion dollar category. That's huge this here in the US. But we think we can have an impact in terms of the broader produce industry and the broader applications and some of the other verticals we're talking about, you know, a one point eight dollars trillion dollar opportunity.

Marc Oshima

So huge market opportunity in terms of where we think we can have an impact. And this is going to complement what's going to be happening with field growing where one solution we're not advocating that we're the only solution, but we fundamentally need to think more judiciously about how we can be smarter about what we're doing with our natural resources, both out in the field and indoors. And we think that we can help be an inspiration for, again, the latest breakthroughs that that are needed here.

Howard Dorman

So I want to spend some time now, Marc, on the companies needs so now we're going to be a public company shortly, access to capital. I'm not saying it's a free reign. It's it's an effort. But what's what's kind of the company's goals? If you could share with us how many additional pods are rebuilding, what will AeroFarms look like, say, three years from now?

Marc Oshima

Yeah, yeah. I mean, one of the reasons why we're going to the market taking advantage is how do you grow in a capital efficient way and be able to think about how do we capitalize on the opportunity, seize the opportunity right now. We'll be the first to tell you this is not easy to do. A lot of work we've been doing is creating that next generation of technology that's being able to allow us to have the right economics today.

Marc Oshima

And what's exciting for us is thinking about how do we leverage that to be able to drive even greater breakthroughs for both not only the operating expenses, but the capital expenses. We've taken a very different approach than any other company out there. We've developed all of our own proprietary technology and we've always started thinking about from the ground up from the plant. What does the plant need? How to create the perfect environment for that plant then and then how do we stress it to create the different characteristics, the different attributes that we're looking for and thinking about that level of control, consistency and how do we continue to do that?

Marc Oshima

So our focus is going to be on building more farms. And also then in terms of working on these new categories as well, that we think are pretty exciting for the overall company.

Howard Dorman

So how do you geographically do you look at the larger cities and, you know, you're you're in Newark now, I guess it covers New York City.

Marc Oshima

So we look at the footprint we have here. It's really about the Northeast and then potentially expanding up into the New England market. But we do have capacity constraints, right. There's more demand than what we have product for. So how do we build that next farm? Our next farm we've mentioned and have signaled to the market it's in Virginia. This is again, how do we serve the mid-Atlantic region and even moving into the south? And so how do we think about gradually then the rest of the United States?

Marc Oshima

You know, we have an active pipeline. We have dedicated corporate development team. We have extensive projects in the works already, very mature and exciting pipeline of activity ahead.

Howard Dorman

So you mentioned before your joint venture that you're doing with the fruit and vegetables. I forget the name of the company that you mentioned.

Marc Oshima

It's Hortifrut. It's out of Chile. Fantastic company as well. In terms of the shared values. They're also a certified B corporation. And we just want to highlight that's a really core element when we talk about, you know, who we decided to partner with, who decided to think about investing, investing in us, as well as like minded people. But Hortifrut here in the States, they're probably best known under the brand Naturipe and so that's well established in the marketplace, market leader.

Howard Dorman

And there there is a traditional farm down in Chile, is that what they are?

Marc Oshima

They are more than they are also a platform in the sense of taking the best in class breeding and genetics, best practices. They partner with farms and they are marketing and distributing. So they are a vertically integrated company thinking about what are the right strategies to go to market. And so, you know, this is a multi-year partnership with them, a long term view about the kind of impact we can collectively have together.

Howard Dorman

And I assume that over time you'll have joint venture relations with companies like this all around the world, sharing technology and distribution.

Marc Oshima

Yeah, and so this is an that's continued to be a big part of the company's work for many years because of confidentiality, we haven't been able to be public with some of that work. We're excited that we're able to announce the work we're doing with Hortifrut. One of the great public private partnerships that we've been very public about is actually the work we're doing with the Foundation for Food and Agriculture research.

Marc Oshima

This is actually something that's funded out of the US Farm bill and we've been the recipient of multiple different programs and initiatives working with them. The first was around our ability to identify stresses of leafy greens optimized for taste and nutrition. And again, this is the first time that they'd ever awarded any kind of dollars like this. But because of our technical and scientific expertise there. Through that work and that initial work, we actually then helped form what's called the Precision Indoor Plants Consortium, and we announced that we are working with them.

Marc Oshima

We are the principal investigator. And then this is a multinational coalition companies from all over the world, from the seed side that could be ASF to the Genex conventional or green business that we are actually thinking now again, holistically, what's what's what's next in the next generation of lettuces. And what's exciting about this work is that we'll be working together from a coalition standpoint to announce other future categories in the near future as well. And it's again, this expertise that we have is allowing us to partner effectively both with public and private entities.

Howard Dorman

So what do you find the traditional farmer? How do they view you guys?

Because they're accepting I mean, are they are they are you taking away their, you know, their business model to a certain extent?

Marc Oshima

Well, I mean, first and foremost, I mean, we're farmers, too. So we share a similar spirit about how do we feed people, nourish communities, how to grow something healthy and nutritious. So there's a lot more in common from that standpoint. But farming today and we think about traditional field farming and we've had to evolve and they have to think about the different pressures. And so there's a appreciation that farming today in central California is not going to be sustainable.

Marc Oshima

The rate of depletion of water from the aquifer is greater than the punishment, the overuse of, again, pesticides and fertilizers. There is these huge things like the disappearance of the topsoil that can't be remediated overnight. You think about field farming, not only the nutritional content, because of the amount of crops and the approach that's been stripped away, it's more pressure than ever before. And then within California, you have things like health care, you have things like overtime that had never been part of the farming equation.

Marc Oshima

And so the cost of doing business has increased. But more importantly, the externalities are going to be factored in and have started to be factored in. Just a few years ago, for the first time, the farmers are being taxed on the amount of fertilizer use. So impact on the environment. I mean, to be in Salinas, it's not potable water. And so, again, who's paying for this? Ultimately, the consumer at the end of the day is being taxed in so many different ways.

Marc Oshima

Right? There's I mean, just in California alone, 20 percent of electric bills moving water around. So who pays for that? The taxpayer pays for that. Right? But these costs are going to be passed back into the cost of doing business cost of food today. Doesn't really fully capture these nationalities, and we see that a sea change coming, literally a sea change coming in terms of what's going to be happening from an economic standpoint there.

Howard Dorman

You know, like we can go on for a long time. There's so many questions asked, but we're limited in the time. Maybe in closing, you want to share with us, share with the audience something about your organization, something maybe that stood out over the last year during this pandemic or just in general and what you're doing.

Marc Oshima

Well, first and foremost, we are where we are today because of the resolve, because of the shared passion and alignment around our mission. Our team is incredible. They have worn this mantle of essential worker proudly. Put this in perspective. Our farm has been operating every single day despite covid in our impact into the community of being able to feed and nourish. And it's because of the commitment of our team members. And we think more broadly about the team that expertise what's exciting is that there's career opportunities and career development, but we have a number of open jobs and so we encourage people to come visit us, see one of those opportunities. There's opportunities not only here, but internationally.

Marc Oshima

And so we welcome the opportunity of a chance to talk to more people who can join us in our in our vision and our mission about how we can grow the best place possible for the betterment of humanity.

Howard Dorman

You know, I really hope the audience listens very carefully to the words you've chosen to speak over the last thirty five minutes. You talk about your people, you talk about your commitment, you talk about the environment. And again, I said it before, you guys are up standers and don't lose that focus. That's that's really the key. I do want to thank today's guest, Marc Oshima of AeroFarms, and a shout out to everybody who's listening to this podcast.

Howard Dorman

Please visit their website at www.AeroFarms.com. We learned today about where horticulture meets biotech and unlocking opportunities in so many different ways. So, Marc, I want to thank you for the time and maybe we can catch up in a couple of months and get a status report on how things are moving along.

Marc Oshima

Yeah, I look forward to that. Thank you, again Howard. Appreciate it. Be safe, everybody. Have a great day.

Teresa Hansen

The information that was shared on today's podcast extends from reputable sources, if you would like more information about some of the details discussed today or any of our previous podcasts, visit us at www.mazars.us/fb

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

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Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.